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                               August 2, 2023

       Bala Padmakumar
       Chief Executive Officer
       Monterey Capital Acquisition Corporation
       419 Webster Street
       Monterey, California 93940

                                                        Re: Monterey Capital
Acquisition Corporation
                                                            Form 10-K for the
Year Ended December 31, 2022
                                                            Filed April 20,
2023
                                                            File No. 001-41389

       Dear Bala Padmakumar:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to the comment, we may have additional comments.

       Form 10-K for the Year Ended December 31, 2022

       General

   1. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties
with a non-U.S. person. If so, please revise your disclosure in all future periodic filings to
include disclosure that addresses how this fact could impact your ability to complete your
initial business combination. For instance, discuss the risk to investors that you may not be
able to complete an initial business combination with a U.S. target company should the
transaction be subject to review by a U.S. government entity, such as the Committee on
Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose
that as a result, the pool of potential targets with which you could complete an initial
business combination may be limited. Further, disclose that the time necessary for
government review of the transaction or a decision to prohibit the transaction could
prevent you from completing an initial business combination and require you to liquidate.
Disclose the consequences of liquidation to investors, such as the losses of the investment
opportunity in a target company, any price appreciation in the combined
 Bala Padmakumar
Monterey Capital Acquisition Corporation
August 2, 2023
Page 2
         company, and the warrants, which would expire worthless. Please include an example of your intended disclosure in your response and confirm that you will provide these disclosures in your future periodic filings.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Myra Moosariparambil at (202) 551-3796 or Kimberly Calder at (202)
551-3701 if you have any questions.



FirstName LastNameBala Padmakumar                     Sincerely,
Comapany NameMonterey Capital Acquisition Corporation
                                                      Division of Corporation
Finance
August 2, 2023 Page 2                                 Office of Energy &
Transportation
FirstName LastName